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                                                                    EXHIBIT 20.1

FOR IMMEDIATE RELEASE
September 11, 2000
NEWS
RMII

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RMI.NET and Internet Communications Corp. (INCC) Agree to Revise Terms And
Extend Time for Completion of Merger

Interwest Group, Inc., a Subsidiary of Anschutz Company and the Largest Shareholder of INCC, Will Become Major Shareholder of RMI.NET

DENVER -- RMI.NET, Inc. (Nasdaq: RMII), a national e-commerce and connectivity company, and Internet Communications Corp. (Nasdaq: INCC), announced today that they have revised the terms of their previously announced agreement for RMI.NET to acquire INCC, and have extended the time to complete the merger. The acquisition of INCC by RMI.NET will be subject to the approval of both companies' shareholders.

Interwest Group, Inc. -- a wholly owned subsidiary of Anschutz Company and owner of approximately 60 percent of INCC -- will become a major equity holder in RMI.NET. INCC, based near Denver, provides small and medium-sized businesses with the design, implementation, and management of premise and network-based communications for wide area networks and voice systems.

INCC has an annualized revenue run rate of approximately $22 million. RMI.NET currently has an annualized revenue run rate of approximately $50 million.

Under the agreement, INCC shareholders, other than Interwest Group Inc., will receive 0.55 RMI.NET common shares for each share of INCC common stock. Interwest Group will receive 0.45 RMI.NET common shares for each share of INCC common stock. Shareholders other than Interwest Group and INCC directors will also receive one warrant for each share of Internet Communications common stock. The warrant, exercisable for cash at $8.00 per share of RMI.NET common stock, will be used as a funding source for RMI.NET, and callable by RMI.NET when its share price reaches $9.04 per share.

Funds previously loaned to INCC by Interwest Group will be repaid in INCC common stock, which will be converted to RMI.NET common stock at the 0.45 exchange ratio. In addition, the Interwest Group will receive a warrant, exercisable one year from the closing, which may provide the Interwest Group with additional RMI.NET shares, depending on the value of RMI.NET common stock at that time.

"I am extremely pleased with our ability to reach agreement on revised terms for this transaction, which were made necessary as a result of market activity over the past several


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months," said Douglas H. Hanson, RMI.NET's chairman and chief executive officer.
"Not only is INCC a great fit for RMI.NET, but it is our belief the shareholders will also benefit.

Hanson added, "INCC's extensive business customer base will gain access to RMI.NET's expanded business products and services offerings. Additionally, I believe this merger will accelerate RMI.NET toward the successful completion of its Five Point Strategic Action Plan, announced earlier this year, and assist in achieving EBITDA neutrality in December 2000, and profitability in early 2001."

"This opportunity continues to position itself directly in the path of our future strategy. We believe just as strongly today, as we did in March, that RMI.NET's e-commerce depth, combined with the expertise we possess in enterprise network design and management, will give the combined company unique capabilities in a rapidly growing market," said Thomas Galley, president and chief executive officer for INCC.

Upon completion of the acquisition, it is anticipated that Galley will remain with the combined company. The merger is expected to have minimal impact on the employee bases of the two companies.

INCC has an extensive dedicated and frame relay network to carry data traffic nationwide, serving over 300 metropolitan areas. This network allows INCC to provide high-speed Internet access to small and mid-size companies. Denver-based RMI.NET is a national commerce solutions provider focusing on e-business for small and medium-sized businesses. The company specializes in e-business applications; web solutions, including design, hosting and marketing; and high-speed Internet access, including digital subscriber line (DSL). RMI.NET has an annualized revenue run rate of approximately $50 million and more than 100,000 customers nationwide. The company wholly owns a proprietary portal site and search engine, WebZone, at www.webzone.com. For more information on RMI.NET, call (800) 864-4327, or visit the company's web site at www.rmi.net.

This press release might contain forward-looking statements. These forward-looking statements are subject to risks and uncertainties. Actual results may differ materially from such forward-looking statements as a result of risks and uncertainties, which are described in the cautionary statements section of the form 10-K of each company for the year ending December 31, 1999, and may include other risks described in all Securities and Exchange Commission filings submitted subsequent to this date.

(This press release might contain forward-looking statements. These forward-looking statements are subject to risks and uncertainties. Actual results may differ materially from such forward-looking statements as a result of risks and uncertainties, which are described in the cautionary statements section of the company's 10K dated December 31, 1998, and may include other risks described in all Securities and Exchange Commission filings submitted as of this date.)


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CONTACTS

RMI.NET
Jeremy Bronson
Director of Public Relations
E-mail: jeremy.bronson@corp.rmi.net
Phone: 303-672-0706
Fax: 303-672-0738
www.rmi.net

Copyright (C) RMI.NET 2000